EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Nine Months
Ended September 30, 2005

Net income from continuing operations, less preferred distributions	$73,123
Preferred distributions	34,859
Interest expense	88,946
Earnings before fixed charges	$196,928

Interest expense	$88,946
Interest costs capitalized	5,823
Total fixed charges	$94,769

Preferred distributions	34,859
Total fixed charges and preferred distributions	$129,628

Ratio of earnings to fixed charges	2.08

Ratio of earnings to combined fixed charges and preferred distributions	1.52